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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                       YOUTH SERVICES INTERNATIONAL, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   987816 10 5
                                 (CUSIP Number)

                             Parker W. Duncan, Esq.
                             Wyatt, Tarrant & Combs
                                   Suite 1500
                                511 Union Street
                               Nashville, TN 37219
                                 (615) 244-0020
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  June 1, 1998
             (Date of Event Which Requires Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


         Check the following box if a fee is being paid with this statement. [ ]


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                             CUSIP NO. - 987816 10 5

(1)      Name of reporting person.........................................................................Jacob May

         S.S.  No. of above person..................................................................SSN ###-##-####

(2)      Check the appropriate box
         if a member of a group
         (see instructions).....................................................................................(a)
                                                                                                       (b)       X

(3)      SEC use only.................

(4)      Source of funds (see instructions)......................................................................PF

(5)      Check box if disclosure
         of legal proceedings is
         required pursuant to
         Items 2(d) or 2(e).....................................................................................N/A

(6)      Citizenship or place
         of organization........................................................................................USA

Number of shares beneficially owned by each reporting person with:

         (7)      Sole voting power.........................................................................730,100
         (8)      Shared voting power.............................................................................0
         (9)      Sole dispositive power....................................................................730,100
         (10)     Shared dispositive power........................................................................0

(11)     Aggregate amount beneficially
         owned by each reporting person.....................................................................730,100

(12)     Check box if the aggregate amount
         in Row (11) excludes certain
         shares (see instructions)..............................................................................N/A

(13)     Percent of class represented
         by amount in Row (11).................................................................................7.1%

(14)     Type of reporting person................................................................................IN


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Item 1.           Security and Issuer

         (A)      Issuer:

                           Youth Services International, Inc. (the "Issuer")

         (B)      Principal Business Address of Issuer

                           2 Park Center Court
                           Suite 200
                           Owings Mill, Maryland  21117

         (C)      Title of Class of Securities

                           This statement relates to shares of the common stock ("Common Stock") of the Issuer.

Item 2.            Identity and Background

         (A)      Name of person filing this statement

                           This statement is filed by Jacob May (the "reporting person").

         (B)      Address of Principal Business Office of the reporting person

                           1900 Church Street, Suite 400
                           Nashville, Tennessee  37203

         (C)      Principal Occupation of the reporting person

                           Investor

         (D) Criminal Proceedings During the Last Five Years Against the reporting person

                           N/A

         (E) Civil Proceedings During the Last Five Years Against the reporting person

                           N/A

         (F)      Citizenship

                           USA



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Item 3.           Sources and Amount of Funds or Other Consideration

                           The reporting person has used $6,048,188 of personal funds to purchase the Common Stock that is the subject of this statement.

Item 4.           Purpose of Transaction

                           On May 28, 1998, the reporting person purchased 150,000 shares of the Issuer's Common Stock. On May 29, 1998 the reporting person purchased 101,100 shares of the Issuer's Common Stock. On May 30, 1998, the reporting person purchased 100,000 shares of the Issuer's Common Stock.

                           On June 1, 1998, the reporting person purchased 184,000 shares of the Issuer's Common Stock. On June 2, 1998, the reporting person purchased 20,000 shares of the Issuer's Common Stock. On June 3, 1998, the reporting person purchased 60,000 shares of the Issuer's Common Stock. On June 4, 1998, the reporting person purchased 65,000 shares of the Issuer's Common Stock. On June 5, 1998, the reporting person purchased 50,000 shares of the Issuer's Common Stock.

                           The reporting person has purchased the Common Stock of the Issuer for investment purposes only.

                           The reporting person has no present plan or proposal which relates to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, other than for investment purposes, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure,
                           (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.




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Item 5.           Interest in Securities of the Issuer

         a. and b. Beneficial Interest:     Jacob May

                  i.       Owned                                       730,100                   7.1%


                  ii.      Sole Voting Power                           730,100                   7.1%
                           Shared Voting Power                               0                   0.0%
                           Sole Dispositive Power                      730,100                   7.1%
                           Shared Dispositive Power                          0                   0.0%


                  c. In addition to the purchases of the Issuer's Common Stock reported in Item 4, above, the purchases of the Issuer's Common Stock listed below were effected by the reporting person. These purchases were made for certain members of the reporting person's family. The source of funds for these purchases were funds of the respective family member for whom the purchases were made. The purchases were made for investment purposes only for such persons.





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
Purchaser                       Date                         Shares                    Price Per Share
---------                       ----                         ------                    ---------------
Abraham May                   May 28, 1998                    1,000                       10.688
                              May 29, 1998                      800                        7.063
                              June 3, 1998                    1,000                        6.313
Rachel May                    May 28, 1998                    1,000                       10.688
                              May 29, 1998                      800                        7.063
                              June 3, 1998                    1,000                        6.313
Jonathan May                  May 28, 1998                    1,000                       10.688
                              May 29, 1998                      800                        7.063
                              June 3, 1998                    1,000                        6.313
David May                     May 28, 1998                    1,000                       10.688
                              May 29, 1998                      800                        7.063
                              June 3, 1998                    1,000                        6.313
Hannah Wolfman                May 28, 1998                    1,000                       10.688
                              May 29, 1998                      800                        7.063
                              June 3, 1998                    1,000                        6.313
Celia Wolfman                 May 28, 1998                    1,000                       10.688
                              May 29, 1998                      800                        7.063
                              June 3, 1998                    1,000                        6.313
Willy Wolfman                 May 28, 1998                    1,000                       10.688
                              May 29, 1998                      700                        7.063
                              June 3, 1998                    1,000                        6.313
Leon May                      June 1, 1998                   60,000                         7.30
Andy Hirt                     May 28, 1998                    3,000                       10.625
                              June 1, 1998                    5,000                        7.125
                              June 3, 1998                    3,000                         6.25



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
Purchaser                       Date                         Shares                    Price Per Share
---------                       ----                         ------                    ---------------
                              June 4, 1998                    3,000                         6.56
Frank May                     May 28, 1998                    3,000                       10.625
                              June 1, 1998                    5,000                        7.125
                              June 3, 1998                    3,000                         6.25
                              June 4, 1998                    3,000                         6.56


                           The reporting person disclaims any beneficial interest in the shares of the Issuer's Common Stock listed in this Item 5(c). The reporting person also disclaims that the individuals listed in this Item 5(c) and the reporting person comprise a group within the meaning of Section 13(d)(3) of the Exchange Act.

                           The reporting person has not engaged in any transaction with respect to the Issuer's Common Stock in the past sixty (60) days, except with respect to the transactions described in Item 4 and in Item 5(c).


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                           N/A


Item 7.           Material to Be Filed as Exhibits.

                           N/A

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 1998                                  /s/ Jacob May
                                            ------------------------------------
                                            Jacob May





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